Exhibit 99.1

Höegh LNG Partners LP Announces Results of 2021 Annual Meeting and Changes to its Board of Directors

08/06/2021

HAMILTON, Bermuda, June 8, 2021 -- Höegh LNG Partners LP (the “Partnership”) (NYSE: HMLP) advises that its 2021 Annual Meeting was held on June 8, 2021 at 2 P.M. Bermuda time at Appleby, Canon's Court, 22 Victoria Street, Hamilton, HM 12 Bermuda. At the 2021 Annual Meeting, a resolution was passed to re-elect David Spivak as a Class III Director of the Partnership whose term will expire at the 2025 Annual Meeting of Limited Partners.

The Partnership also advises that each of Steven Rees Davies, Sveinung J. S. Støhle, Andrew Jamieson and Morten W. Høegh has resigned as a director of the Board of Directors of the Partnership (the “Board”), effective as of 11:30 A.M. Bermuda time on June 8, 2021 (the “Effective Time”).

Each of Tonesan Amissah and John V. Veech have been appointed by the general partner of the Partnership to fill the vacancies created by the resignation of Mr. Davies and Mr. Støhle as appointed directors of the Board, such appointments to be effective as of the Effective Time. Additionally, Alberto Donzelli has been appointed by the remaining elected directors of the Board to succeed Mr. Jamieson as the Class I elected director of the Partnership, and Carlo Ravizza has been appointed by the remaining elected directors of the Board to succeed Mr. Høegh as the Class IV elected director of the Partnership, each effective as of the Effective Time.

Mr. Støhle will continue in his role as Chief Executive Officer of the Partnership after the Effective Time.

John V. Veech, as of June 1, 2021, became a Senior Advisor for Morgan Stanley Infrastructure Partners (“MSIP”). From February 2009 until May of 2021, he was a Managing Director and Head/Chairman of the Americas Region for MSIP. With over 30 years of principal investing, advisory, and project finance experience, Mr. Veech has extensive knowledge in acquisitions, financings and management of Infrastructure Assets. Prior to joining MSIP, Mr. Veech was a Managing Director in Lehman Brothers’ Private Equity Division, and prior to that, was Global Head of Project Finance. Prior to joining Lehman Brothers, Mr. Veech was a Vice President at Salomon Brothers and an attorney with Skadden, Arps, Slate, Meagher & Flom LLP and with the U.S. Securities and Exchange Commission. He holds a J.D., cum laude, from Boston University School of Law, where he was an editor of the Annual Review of Banking Law, and a B.S. magna cum laude, from Lehigh University. Mr. Veech currently serves on the boards of directors of Brazos Midstream, Bayonne Energy Center, LLC and Red Oak Power LLC, all of which are MSIP portfolio companies.

Alberto Donzelli is a Managing Director and co-head of Europe for MSIP. Prior to joining MSIP in 2009, Mr. Donzelli worked in the investment banking businesses of UBS and Credit Suisse. He also serves as a director of Höegh LNG Holdings Ltd. (“Höegh LNG”). Mr. Donzelli holds a degree in Business Administration from Bocconi University in Milan, Italy.

Carlo Ravizza is an Investment Director at Höegh Capital Partners (“HPC”). Prior to joining HCP in 2010, Mr. Ravizza worked at McKinsey & Company, Bain & Company, JP Morgan, Alvarez & Marsal and AlixPartners, advising a number of European institutions on strategy engagements, restructuring and corporate finance transactions. He also serves as an alternate director of Höegh LNG, and a director of Rift Valley Corporation, Cicada Holdings Limited and Rift Valley Energy. He received his MBA from London Business School and graduated with a BA (Honours) in Business Administration from University of Turin.

Tonesan Amissah is the Managing Director of Appleby Global Services Bermuda (“AGS”), where she oversees all aspects of client service and is a former partner of Appleby (Bermuda) Limited (“Appleby”), where she practiced within the corporate department as a member of the corporate finance and funds & investment services teams, having joined Appleby in 1989. She also serves as a director of Höegh LNG and a number of other companies, the majority of which are clients of AGS. Ms. Amissah holds a law degree from the London School of Economics and Political Science and qualified as a Barrister at Holborn Law Tutors in 1988. She is a member of the Bermuda Bar Association, the Institute of Directors and has been an accredited speaker for the Regulatory and Compliance Association since 2015.

Mr. Støhle, Chief Executive Officer of the Partnership, commented “On behalf of the Partnership, I would like to thank the resigning directors for their excellent service over the years and at the same time a very warm welcome to the new directors of the Board of the Partnership”.

About Höegh LNG Partners LP

Höegh LNG Partners LP is a growth-oriented limited partnership formed by Höegh LNG Holdings Ltd., a leading floating LNG service provider. The Partnership’s strategy is to own, operate and acquire floating storage and regasification units ("FSRUs") and associated LNG infrastructure assets under long-term charters. It has interests in five FSRUs that have an industry leading average remaining firm contract duration of 8.3 years plus options as of March 31, 2021.

Media:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

Knut Johan Arnholdt, VP IR and Strategy, +47 922 59 131

www.hoeghlngpartners.com

Source: Höegh LNG Partners LP